SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934

                          NOTE BANKERS OF AMERICA, INC.
                                (Name of Issuer)


                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)


                                   66975l 10 5
                                  (CUSIP Number)


                                    Copy to:

                             M. Stephen Roberts, Esq.
                            One Riverway, Suite 1700
                                Houston, TX 77056
                            Telephone (713) 961-2696
                            Facsimile (713) 961-1148
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                November 6, 1997
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [__].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP  No.66975l  10  5


(1)     Name  Of  Reporting  Person

        M.  Stephen  Roberts

(2)     Check  the  Appropriate  Box  if  a  Member  of  a  Group*

        (a)  /  /
        (b)  /  /

(3)     SEC  Use  Only


(4)     Source  of  Funds.

        PF

(5)     Check  Box  if  Disclosure  of  Legal  Proceedings  is  Required  /  /

(6)     Citizenship  or  Place  of  Organization

        US

Number  of  Shares           (7)  Sole  Voting  Power          19,675,000
Beneficially  Owned          (8)  Shared  Voting  Power
By  Each  Reporting          (9)  Sole  Dispositive  Power     19,675,000
Person  With                 (10)  Shared  Dispositive  Power           0


(11)     Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person.

         19,675,000

(12)     Check  if  the  Aggregate  Amount  in row (11) Excludes Certain Shares.

         /  /

(13)     Percent  of  Class  Represented  by  Amount  in  Row  (11).

         80.1%

(14)     Type  of  Reporting  Person.

         IN

                                  SCHEDULE 13D

Item  1.     Security  and  Issuer.

          This statement relates to the shares of common stock, $.001 par value ("Shares") of Note Bankers of America, Inc. (the "Company"). The address of the Company is One Riverway, Suite 1700, Houston, TX 77056. This Schedule 13D is being filed because of certain acquisitions of Common Stock set forth in Item 3 below.

Item  2.     Identity  and  Background.

          (a)     M.  Stephen  Roberts
          (b)     One  Riverway,  Suite  1700
                  Houston,  TX  77056
          (c) Sole Director and President, Note Bankers of America, Inc.; and other information required by this Item (c) are furnished in Item 1.
          (d) During the last five years, the reporting person identified in this Item 2 has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of any such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f)     US  citizen

Item  3.     Source  and  Amount  of  Funds  or  Other  Consideration.

          On November 6, 1997, Note Bankers of America, Inc. (the "Registrant"), Allen E. Myers ("Myers") and E. Donald DeYoung ("DeYoung") the principal shareholders of Registrant (the "Principal Shareholders") consummated an agreement ("Debt Release Agreement") with M. Stephen Roberts, Esq. ("Roberts") pursuant to which control of the Registrant shifted to Roberts. Pursuant to the Debt Release Agreement, Myers and DeYoung transferred 9,265,500 and 9,374,500 shares respectively of Registrant's "unregistered" and "restricted" common stock to Roberts in exchange for Roberts' release of Registrant from a $35,000 obligation for legal services and approximately $10,000 in additional services rendered to Registrant. The total of 18,640,000 shares of Registrant transferred to Roberts by the Principal Shareholders represented approximately 80% of the outstanding stock of the Registrant following the transfer. Prior to this transaction, Roberts owed 1,035,000 shares that had been received in payment for past services rendered to Registrant. No part of the purchase price for any of these shares is or was represented by borrowed funds.

Item  4.     Purpose  of  Transaction.

          Roberts acquired the Shares in a private transaction solely for the purpose of investment. Depending on various factors which he deems relevant, the Reporting Person may change any of his intentions, acquire additional securities of the Issuer, or sell or otherwise dispose of all or any part of the securities beneficially owned by him, or take any other action with respect to the Issuer or nay of its equity securities in any manner permitted by law.

          As set forth in Registrant's Form 8-K filed on November 25, 1997,the Debt Release Agreement was part of a series of transactions consummated by Registration on November 6, 1997 involving the following:

(1)  Disposition  of  Assets:

     Pursuant to an Agreement dated November 6, 1997 between (i) the Registrant,(ii) PMB, and (iii) Life Today, (iv) Allen E. Myers, (v) Richard E. Perry and (vi) E. Donald DeYoung, the Registrant sold (i) 100% of the common stock of Private Mortgage Bankers, Inc. ("PMB"), a wholly owned subsidiary of Registrant, to Allen E. Myers for nominal consideration, and (ii) 100% of the common stock of Life Today, Inc. ("Life Today"), a wholly owned subsidiary of Registrant, to Richard E. Perry for nominal consideration(the "Disposition"). This disposition represented the sale of substantially all of the remaining assets of Registrant. Myers was a former owner of PMB, an officer and director of Registrant and a director of PMB and Life Today. Perry was a former owner of Life Today and an officer of Life Today. As further consideration for the transfers, Myers and PMB and Perry and Life Today agreed to indemnify and hold harmless Registrant from certain debts and obligations arising from the respective business operations of PMB and Life Today.

     The Disposition was approved by written consent of a majority of shareholders of Registrant signed by the Principal Shareholders and executed and delivered as provided for in the Articles of Incorporation.

(2)  Acquisition  of  Assets:

     Upon consummation of the Disposition, Registrant consummated the acquisition of 100% of the common stock of RRD Enterprises, Inc. pursuant to a Share Exchange Agreement dated November 6, 1997 ("Share Exchange") between (i) Registrant, (ii) RRD, (iii) Denny C. Pearce, the record owner of 10,000 shares of common stock of RRD, (iv) Richard C. Pearce, the record owner of 1,429 shares of common stock of RRD, and Roger K. Pearce, the record owner of 1,429 shares of common stock of RRD, which 12,858 shares of RRD constituted 100% of the issued and outstanding capital stock of RRD (the "RRD Shareholders"). Registrant exchanged, in a stock for stock exchange, a total of 1,000,000 shares of its $.001 par value per share common stock for 100% of the issued and outstanding shares of capital stock of RRD, making RRD a wholly owned subsidiary of NBA. No cash or other consideration was tendered in connection with the Share Exchange. Upon completion of the Share Exchange NBA had a total of 24,555,000 of its $.001 par value per share common stock issued and outstanding, of which a total of 1,000,000 shares or 4.07% are held by the RRD Shareholders and 23,555,000 were held by non-RRD shareholders. RRD is a Nevada corporation in the business of managing its investments in notes and oil and gas interests.

(3)  Resignations  of  Registrant's  Directors  and  Officers:

     In connection with the Disposition and the change in control of Registrant, Allen E. Myers, E. Donald DeYoung and Louis J. Blenderman, being all of Registrant's directors, declined to stand for re-election and resigned effective November 6, 1997. By written consent of a majority of shareholders of even date, M. Stephen Roberts was elected to the board of directors of Registrant as its sole director. Additionally, Allen E. Myers, Chairman and CEO of the Registrant prior to the Exchange, E. Donald DeYoung, president of the Registrant prior to the Exchange and William T. Herndon, Secretary/Treasurer of the Registrant prior to the Exchange, all resigned and the Registrant appointed the following officers:

          M.  Stephen  Roberts          President
          M.  Stephen  Roberts          Secretary/Treasurer

     In connection with the Exchange and the change in control of Registrant, the Registrant relocated its principal executive offices to the offices of M. Stephen Roberts, Esq., located at One Riverway, Suite 1700, Houston, Texas 77056.

     Except as provided in the above described agreements and as approved by the shareholders on November 6, 1997, Roberts, in his capacity as a beneficial owner of the Shares is not considering any plans or proposals which relate to or would result in any of the following: (a) the acquisition by any person of additional securities of Issuer, or the disposition of securities of Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving Issuer or any of its subsidiaries; (c) a sale or transfer of any material amount of assets of Issuer or any of its subsidiaries; (d) any change in Issuer's Board of Directors or management; (e) any material change in the present capitalization or dividend policy of Issuer;
(f) any material change in Issuer's business, corporate structure, charter or bylaws; (g) any change which would impede the acquisition of control of Issuer by any person; (h) causing any class of securities of Issuer to be delisted; (i) Issuer common stock to be eligible to be deregistered under the Securities Exchange Act of 1934; or (j) any actions similar to those enumerated above.


Item  5.     Interest  in  Securities  of  the  Issuer.

          (a) Roberts directly owns 19,675,000 Shares representing in the aggregate approximately 80.1% of the total outstanding Shares of Issuer.

          (b)
               (i)     Sole  power  to  vote  or  direct  the  vote:
                       19,675,000

               (ii)    Shared  power  to  vote  or  direct  the  vote:
                       None

               (iii)   sole  power  to  dispose  or direct the disposition of:
                       19,675,000

               (iv)    shared  power  to  dispose or direct the disposition of:
                       None.

          (c)     None.

          (d)     Not  Applicable.

          (e)     Not  Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             None

Item  7.     Material  to  be  filed  as  Exhibits.

          The  following  exhibits  are  filed  as  part  of  this  Schedule 13:

          1. Agreement dated November 6, 1997 between (i) the Registrant,(ii) PMB, and (iii) Life Today, (iv) Allen E. Myers, (v) Richard E. Perry and (vi) E. Donald DeYoung (the "Disposition")filed as Exhibit 2.1 to Note Bankers of America, Inc.'s Form 8-K dated November 25, 1997, as filed with the SEC, is hereby incorporated herein by reference.

          2. Debt Release Agreement dated November 6, 1997 between Note Bankers of America, Inc., E. Donald DeYoung , Allen E. Myers, and M. Stephen Roberts, Esq., filed as Exhibit 2.2 to Note Bankers of America, Inc.'s Form 8-K dated November 25, 1997, as filed with the SEC, is hereby incorporated herein by reference.

          3. Articles of Incorporation of Note Bankers of America, Inc., filed as Exhibit 3(i) to Note Bankers of America, Inc.'s Form 8-K/A, Amendment No. 1, dated November 4, 1996, as filed with the SEC, is hereby incorporated herein by reference.

          4. Bylaws of Note Bankers of America, Inc., filed as Exhibit 3(ii) to Note Bankers of America, Inc.'s Form 8-K/A, Amendment No. 1, dated November 4, 1996, as filed with the SEC, is hereby incorporated herein by reference.




                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:     January  5,  1999               /S/  M.  Stephen  Roberts
                                               M.  STEPHEN  ROBERTS